EXHIBIT 99.1

                                [ASHLAND LOGO]

ASHLAND INC.   P.O. Box 391  ASHLAND, KENTUCKY 41114     PHONE (606) 329-3333


PAUL W. CHELLGREN
Chairman of the Board and
Chief Executive Officer
(606) 329-3024
(606) 329-3559 (FAX)






                                             August 26, 1997


Mr. James W. Crook
Chairman of the Board
Melamine Chemicals, Inc.
P.O. Box 748
Donaldsonville, LA 70346

Dear Jimmy,

         We were very pleased to see the Melamine Chemicals, Inc. press release this morning in which you reiterated your plans to engage Goldman Sachs to assist you in reviewing our offer to purchase the outstanding shares of Melamine Chemicals, Inc. It is also gratifying to have confirmation that Goldman Sachs is conducting a structured process to solicit acquisition proposals from other potential buyers. We continue to believe that such a process is in the best interest of the Melamine shareholders, including Ashland Inc.

         In light of your board's decision to move forward in this fashion, we wish to confirm that our offer of August 14, 1997 remains outstanding. Ashland stands ready to purchase all of the issued and outstanding shares of Melamine that it does not already own at a price of $14.75 per share. The offer is subject to confirmatory due diligence and the signing of a definitive agreement containing customary terms and conditions. As I noted in my August 14 letter, this is an all cash offer which is not contingent upon financing.

         We trust that our offer will receive full and fair consideration from the Melamine Board as it explores alternatives to maximize value for the Melamine shareholders. It has been our experience that a process, such as the one undertaken by Goldman Sachs, should take approximately 90 days. As you are now nearly 60 days into the process, we would hope to see a conclusion to the process by about October 1, 1997. At that time, Ashland will review the status of your process and will re-evaluate alternative approaches.

         We look forward to a continuing dialogue on this important matter.

                                    Sincerely yours,


                                       /s/ Paul W. Chellgren
                                    Paul W. Chellgren